Exhibit 99.1

RILEY INVESTMENTS, LLC

August 27, 2010

VIA ELECTRONIC DELIVERY, FACSIMILE & OVERNIGHT MAIL

The Independent Members of the Board of Directors
WPCS International Incorporated
One East Uwchlan Avenue
Exton, PA 19341

Re:           WPCS International Incorporated

Dear Independent Board Members,

As you know, an investor group composed of Riley Investment Management LLC, a Delaware limited liability company (“RIM”), certain of its affiliates and Lloyd I. Miller (together, the “Investor Group”) is interested in seeking a potential business combination between WPCS International Incorporated (“WPCS” or the “Company”) and Telecom Global Inc., an entity the Investor Group controls.  Collectively, the Investor Group is one of the largest shareholders of the Company, owning approximately 9% of the Company’s outstanding shares.

While it was our strong preference to communicate privately with the Company regarding a value enhancing transaction, we believe that we must now send a letter directly to you.  We question whether Chairman and CEO Andy Hidalgo’s interests are aligned with the best interests of the Company’s shareholders. As you will recall, we have previously voiced our serious concerns with Mr. Hidalgo’s five-year evergreen employment agreement, which together with a poison pill, was adopted within days of our initial Schedule 13D filing back in February.

In fact, we have serious concerns that Mr. Hidalgo may seek to take actions to meaningfully dilute us as shareholders.  In any event, we trust that you, as independent directors, will take our offer seriously and immediately engage in meaningful negotiations with us around consummating a transaction.

Therefore, we hereby publicly set forth our willingness to negotiate the terms of a cash-and-stock merger whereby we would acquire 100% of the issued and outstanding shares of Common Stock of the Company that the Investor Group does not already own, through an appropriate acquisition entity, by tender offer and/or merger or otherwise (the “Transaction”), for $3.50 per share (the “Purchase Price”).  The Purchase Price represents a premium of approximately 40% over WPCS’s closing price of $2.51 on August 26, 2010, the day before we delivered this public letter announcing our proposal.

We believe the proposed Transaction represents full and fair value for WPCS shareholders.  By offering a combination of cash and stock at a substantial premium, and offering your shareholders the ability to elect which form of consideration they would prefer to receive (subject to limits of cash and shares comprising the aggregate consideration), the proposed Transaction presents your shareholders with a unique opportunity for significant long-term value through their ownership in the combined company while providing liquidity for those of your shareholders wishing to sell their shares at a substantial premium to market.

Alternatively, if the Company is unwilling to negotiate a cash-and-stock merger, we are prepared to move forward with an all-cash offer to acquire the Company.  We are highly confident we can obtain any necessary financing required to complete such a transaction.

We are very familiar with the Company’s operations and believe that the strategic and business logic of a combination with WPCS is compelling.  TGI, together with its affiliates, is one of the largest independent engineering companies in the world with over 2100 employees and 200 million in annual revenues.  With TGI’s rapidly expanding book of business and internationally diversified customer base combined with the capabilities and capacity of WPCS, this transaction could greatly improve the combined company’s value for all shareholders.  The resultant $300 million-plus revenue company would immediately become a significant player in the infrastructure services market.

We are prepared to immediately finalize our due diligence and believe it can be completed promptly with the Company’s cooperation.  Our proposal is conditioned upon satisfactory completion of limited and confirmatory due diligence, the waiver of any Company anti-takeover provisions, obtaining all necessary consents and approvals and the execution of a mutually acceptable definitive agreement, which would include customary conditions for a transaction of this type and size.

This letter should not be construed as a binding obligation on us unless and until a definitive agreement is entered into in a form acceptable to us and we reserve the right to withdraw, modify or otherwise change our proposal set forth herein at any time.

We stand ready to meet with you and your representatives as soon as possible.  Please contact the undersigned to discuss any questions you may have. Depending on the nature of your response, we reserve the right to pursue all necessary steps to ensure that WPCS shareholders are provided with the opportunity to realize the value inherent in our proposal.

Very truly yours,

                                                                                /s/ Bryant Riley

Bryant Riley